December 2, 2004

FACSIMILE TRANSMITTAL

Please deliver the following pages to:

Name:

Heather Tress
Kate Tillan

Organization:

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Mail Stop 04-05

Telecopier Number: (202) 942-9585

Total Number of Pages, Including Cover Sheet: 10

From:

Stewart A. Fisher, Chief Financial Officer
Thomas F. Lemker, Vice President Finance
Timothy S. Mathews, Corporate Controller

  Re:
  Medical Device Manufacturing, Inc. Registration Statement on Form S-4
  Filed August 30, 2004 and amended on October 25, 2004
  File No. 333-118675

        This letter includes preliminary responses to comments number 15 and 17 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter (the "comment letter") to Ron Sparks, President and Chief Executive Officer of Medical Device Manufacturing, Inc. ("MDMI"), dated November 8, 2004, regarding the Registration Statement on Form S-4 (Commission File No. 333-118675) filed by MDMI on August 30, 2004, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by MDMI on October 25, 2004 (as amended, the "Registration Statement").

        MDMI's preliminary responses to the Staff comments 15 and 17 are set forth below and are numbered to correspond to the numbering of the Staff's comments in the comment letter.

        Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in Amendment No. 2 to the Registration Statement, which is yet to be filed. We are providing these preliminary responses to facilitate a discussion of these two comments with the Staff on Friday, December 3, 2004, at 10:00 a.m. EST. We intend to review the response for these two comments with the Staff, to assure that we have appropriately addressed each comment and provided sufficient information in our response.

        We have arranged a conference call number of (800) 910-2399, passcode 285366 for the call.

        MDMI also advises the Staff that its parent corporation changed its name from UTI Corporation to Accellent, Inc. on November 18, 2004. MDMI has reflected the name change in the preliminary responses to Staff comments 15 and 17 below.

Medical Device Manufacturing, Inc. Financial Statements—Page F-2

        15.   Comment: Please refer to our prior comment 1. As previously requested, please provide disclosures from the perspective of Medical Device Manufacturing, Inc. ("MDMI"). For example, do the debt covenants on page F-19 apply to UTI or MDMI, or both? Is it MDMI's pension plan or UTI's? What about the profit sharing and SERP? Is MDMI the lessee or UTI for the operating leases discussed on page F-33? If UTI, why are the amounts and disclosures included in MDMI's financial statements? With respect to your stock-based compensation and Note 8, please revise to provide your disclosure from the perspective of MDMI, the registrant. Were the options granted for common shares of MDMI or UTI? Are 100% of the options granted by UTI pushed down to MDMI? Why? Please explain. Does MDMI have a stock option plan?

        Response:    The term "Company" is defined in the first paragraph of note 1 to MDMI's audited consolidated financial statements as "Medical Device Manufacturing, Inc. and its wholly owned subsidiaries". Accellent, therefore, is excluded from that term. And, it is the Company, as defined, that is subject to the debt covenants disclosed in note 6 to MDMI's audited consolidated financial statements. MDMI has updated note 6 on page F-18 to clarify that the covenants and restrictions apply only to the Company, and not to Accellent. There were no covenants or restrictions on the Accellent senior notes for which MDMI was required to comply.

        The pension plan is the Company's obligation, and not Accellent's. MDMI has revised note 7 to MDMI's audited consolidated financial statements on page F-20 to clarify that the German pension plan is an obligation of the Company. Accellent, as MDMI's holding company with minimal activity, incurs no direct wage or benefit expenses.

        The SERP and profit sharing plans have been described in note 7 as plans of the Company. These plans are not plans of Accellent.

        As disclosed in note 16 to MDMI's audited consolidated financial statements on page F-33, the lease obligations are obligations of the Company, and not of Accellent. Accellent does not lease any facilities or assets.

        MDMI has revised the stock option disclosures in note 1 on page F-12 and note 8 to MDMI's audited consolidated financial statements on page F-23 to clarify that all options granted were Accellent stock options, that all grants by Accellent were to employees of MDMI, and that MDMI does not maintain a separate stock option plan. MDMI has reflected stock-based compensation for grants of Accellent stock options to MDMI employees in accordance with paragraph 14 of FIN 44. Also, please see MDMI's response to comment 16.

Note 1. Summary of Significant Accounting Policies—Page F-7

        17.   Comment: Please refer to our prior comments 89, 114, 126, and 127. Please respond to the following comments:

          a)    Provide us with a detailed response addressing why you believe that it is appropriate to push down UTI's debt and related interest expense and UTI's equity to MDMI. Specifically address the interpretive response to Question 3 of SAB Topic 5J and how it applies to your specific facts and circumstances. Also, since Question 3 and the interpretive response discuss debt, you should explain in detail why you believe it is appropriate to also push down equity. What is the basis for this conclusion?

          b)    Also discuss why your method of pushing down the equity is appropriate. That is, we note that you reflect the UTI redeemable and convertible preferred stock as a separate line item in MDMI's balance sheet, but you reflect UTI's other preferred stock and common stock as lump sum entries within additional paid-in capital.

          c)     Tell us whether all of the debt and equity of UTI was pushed down to MDMI. If not, please explain why the debt or equity was not pushed down.

          d)    What assets, liabilities, and equity, or income and expenses of UTI have not been pushed down to MDMI and why?

          e)     You should revise your disclosures to clarify the reasons for your accounting treatment. Include a discussion of MDMI's rights and obligations with respect to the pushed down debt of UTI. It should be clear from your disclosure what amounts/transactions of UTI you have included in MDMI's financial statements, how you measure and reflect those amounts/transactions, and why.

          f)     Please revise to provide all of the applicable disclosures required by SAB Topic 1:B.

          g)     Please note that upon resolving this issue, we may have additional comments regarding the disclosures in your filing to properly reflect the outcome.

        Response:    Accellent has raised capital by issuing debt and common and preferred equity. The preferred equity issued consisted of convertible preferred stock, redeemable preferred stock, and redeemable and convertible preferred stock. Accellent has advanced the proceeds from these debt and equity issuances to MDMI to fund acquisitions. The table below lists the debt and equity issuances of Accellent, and matches each capital raising issuance to the related MDMI subsidiary acquisition:

Accellent Security	Date Issued	Amount of Proceeds (in thousands)	Use of Proceeds
Voting common stock	July 1999	$2	Acquisition of G&D Inc. d/b/a Star Guide, a subsidiary of MDMI ("Star Guide")
Class A-1 5% Convertible Preferred Stock	July 1999	$9,500	Acquisition of Star Guide
Non-voting common stock issued pursuant to warrants sold in July 1999	July 1999	$1,000	Acquisition of Star Guide
Class B-1 Redeemable Convertible Preferred Stock	July 1999	$30	Acquisition of Star Guide
Class A-2 5% Convertible Preferred Stock	January 2000 & March 2001	$13,500	Acquisition of Noble-Met, Ltd., a subsidiary of MDMI, and payment of contingent consideration for the Noble-Met acquisition
Class A-3 5% Convertible Preferred Stock	May 2000	$500	Acquisition of MER
Class A-4 5% Convertible Preferred Stock	May 2000	$55,000	Acquisition of UTI Corporation, a Pennsylvania corporation and a subsidiary of MDMI ("UTI Pennsylvania")
Class AA Convertible Preferred Stock	May 2000	$6,870	Acquisition of UTI Pennsylvania
Class B-2 Redeemable Convertible Preferred Stock	May 2000	$10	Acquisition of UTI Pennsylvania
Senior notes due June 2008	June 2000	$17,206	Acquisition of UTI Pennsylvania
Class A-5 5% Convertible Preferred Stock	December 2000	$15,928	Acquisition of ATM, a subsidiary of MDMI, and contingent consideration payment for acquisition of Noble-Met

Class A-6 5% Convertible Preferred Stock	December 2001	$3,086	Contingent consideration payments relating to the acquisition of ATM
Class C 8% Redeemable Preferred Stock	February 2003	$12,554	Acquisition of Venusa, a subsidiary of MDMI
Class AB Warrants	February 2003	$6,196	Warrants issued with Class C Redeemable Preferred Stock in connection with the acquisition of Venusa
Class A-7 5% Convertible Preferred Stock	May 2004	$27,292	Contingent consideration payment relating to the acquisition of Venusa.
Class A-8 5% Convertible Preferred Stock	June 2004	$88,047	Acquisition of MedSource Technologies, Inc.; payment of dividends on Class A-1 through Class A-7 Convertible Preferred Stock; redemption of Class C 8% Redeemable Preferred Stock

        The senior notes, which comprise all debt of Accellent, have been pushed down to MDMI based on the guidance in Question 3 of SAB Topic 5J. According to this guidance, debt of the parent should be reflected on the financial statements included in the registration statement of the subsidiary if the debt relates to the parent's acquisition of the subsidiary and the subsidiary: (1) will assume the debt presently or in a planned transaction in the future; (2) the proceeds of the debt or equity offering of the subsidiary will be used to retire all or part of the parent's debt; or (3) the subsidiary guarantees or pledges its assets as collateral for the parent's debt.

        The proceeds from the issuance of the senior notes of Accellent were advanced to MDMI to acquire UTI Pennsylvania. MDMI used these funds along with capital contributions from Accellent to acquire UTI Pennsylvania, MDMI's subsidiary. Additionally, the proceeds of the senior subordinated note offering of MDMI, to which this Registration Statement relates, were used to retire all of the senior notes of Accellent. Based on these facts and the guidance of Question 3 of SAB Topic 5J, the senior notes of Accellent should be pushed down to and reflected on the financial statements of MDMI.

        Accellent has also raised capital in the form of Class B-1 and B-2 Convertible and Redeemable Preferred Stock and Class C Redeemable Preferred Stock. As of December 31, 2003, MDMI has (in thousands) $12,593 of redeemable and convertible preferred stock of parent company on its consolidated balance sheet. This amount is comprised of: $12,553 of Class C Redeemable Preferred Stock, with the balance of $40 representing the Class B-1 and B-2 Redeemable and Convertible Preferred Stock. These securities are not treated as permanent equity in the separate financial statements of Accellent in accordance with Regulation S-X Item 5-02(28) and ASR 268. Since these securities are not permanent equity, MDMI has applied the principles of Question 3 of SAB Topic 5J to determine if push down accounting is appropriate. The proceeds from the Class C Redeemable Preferred Stock offering were used by MDMI to fund the acquisition of Venusa as described in the table above. Additionally, the proceeds of the senior subordinated note offering of MDMI, to which this Registration Statement relates, were used to redeem the Class C Redeemable Preferred Stock of Accellent. Based on these facts and the guidance of Question 3 of SAB Topic 5J, the Class C

Redeemable Preferred Stock of Accellent should be pushed down to and reflected on the financial statements of MDMI outside of permanent equity.

        Accellent contributed the proceeds from the sale of its common stock and convertible preferred stock to MDMI. MDMI is not obligated to repay these funds to Accellent. Therefore, these amounts are treated by MDMI as contributions to capital and reflected as additional paid in capital on the financial statements of MDMI. MDMI has revised its disclosure throughout the prospectus to clarify that it has treated these advances from Accellent as capital contributions to MDMI and not as a push-down of Accellent's equity.

        All of the expenses incurred by Accellent for the periods presented were as follows (in thousands):

	Fiscal Year Ended 2001	Fiscal Year Ended 2002	Fiscal Year Ended 2003	Nine Months Ended September 30, 2004
Stock-based compensation	$(109)	$(222)	$(191)	$(127)
Initial public offering costs	(2,328)	—	—	—
Interest expense	(4,732)	(5,166)	(5,823)	(6,670)
Beneficial conversion of convertible preferred stock	(1,762)
Accretive dividend on the Class C Redeemable Preferred Stock				(6,196)

        The stock-based compensation, initial public offering costs and interest expense noted above were reflected in the statement of operations of MDMI based on the following:

          a.     The stock-based compensation expense of Accellent relates entirely to options granted to employees of MDMI. MDMI has recorded this same amount of compensation in its statement of operations in accordance with APB 25. Please see MDMI's response to comment 16.

          b.     Accellent incurred costs for an initial public offering of its stock. These costs were expensed by Accellent since the offering was not completed. The proceeds from this stock offering were intended to be used to reduce debt of MDMI, or for general corporate purposes of MDMI. Therefore, in accordance with Question 1 of SAB Topic 1B, MDMI has reflected all of these costs in its statement of operations as they were incurred by Accellent on behalf of MDMI.

          c.     In accordance with Question 3 of SAB Topic 5J, we have pushed down interest expense, which includes debt issuance costs, from Accellent to MDMI on debt pushed down from Accellent to MDMI.

        MDMI did not reflect the beneficial conversion feature of the Class A-6 5% Convertible Preferred Stock, or the accretive dividend on the Class C 8% Redeemable Preferred Stock in the statement of operations of MDMI. In accordance with SFAS No. 128, earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding for each period presented. Net income is reduced by dividends and other distributions on preferred stock to arrive at net income available to common shareholders. Since MDMI common stock is not publicly traded, MDMI is not required to present either net income available to common shareholders or earnings per share. As a result, the beneficial conversion feature and dividends on preferred stock of Accellent have not been reflected on or allocated to the statement of operations for MDMI. Accellent did contribute the net proceeds of the Class A-6 5% Convertible Preferred Stock to the capital of MDMI, which amounted to $3.1 million ($4.9 million total value of the securities issued, less the beneficial conversion feature of $1.8 million, for net proceeds of $3.1 million). MDMI has reflected the $3.1 million received from Accellent as a capital contribution during the 2001 fiscal year. Accellent also contributed to MDMI the net proceeds of $86.9 million from Accellent equity transactions during the first nine months of fiscal year 2004. These transactions included:

          a.     Sale of Class A-8 5% Convertible Preferred Stock, $88.0 million; plus

          b.     Issuance of Class A-7 5% Convertible Preferred Stock in connection with contingent consideration due in respect of the Venusa acquisition (value of shares issued was $27.3 million);

          c.     Less dividends on Class A-1 through Class A-7 5% Convertible Preferred Stock and Class C 8% Redeemable Preferred Stock, totaling $22.2 million;

          d.     Less accretive dividend on the redemption of the Class C 8% Redeemable Preferred Stock of $6.2 million.

        The net amount from the above transactions were treated as a contribution of capital to MDMI, and are reflected in the additional paid-in capital of MDMI for first nine months of fiscal year 2004.

        SAB Topic 1B requires the following disclosures regarding the allocation of expenses in financial statements of subsidiaries:

          a.     An explanation of any methods used to allocate common expenses;

          b.     An estimate of the impact on expenses if the subsidiary was not an affiliate of the parent, and all expenses were incurred on an arms length basis with unrelated parties;

          c.     When the historical income statements do not reflect the tax provision on the separate return basis, pro forma presentation of the income statement on the separate return basis should be disclosed;

          d.     Financing arrangements with the parent must be disclosed; and, if interest has not been charged on intercompany indebtedness, intercompany activity should be disclosed (average balances, cost allocations, intercompany purchases and cash transfers).

        In response to the Staff's comment to update disclosure relating to SAB Topic 1B, MDMI is providing the following supplementary information and has updated its disclosure in the prospectus as noted herein:

          a.     MDMI has updated note 1 on page F-7 to state that Accellent and MDMI do not incur any common expenses, so no common expenses have been allocated from UTI to MDMI.

          b.     MDMI believes that no additional disclosures are required to adjust expenses to an arms length basis. The interest expense and other costs incurred by Accellent for the benefit of MDMI are properly reflected as expenses of MDMI. Note 1 on page F-7 has been updated to quantify the amount of expenses incurred by Accellent that have been pushed down or allocated to MDMI.

          c.     MDMI allocates income taxes on the separate return basis; therefore, no additional disclosures are required for the allocation of income taxes.

        All advances to date from Accellent to MDMI have been in the form of capital contributions. Accellent's third party debt, related interest expense and related debt issuance costs have all been pushed down to the financial statements of MDMI. Based on these facts, the intercompany activity disclosures required by SAB Topic 1B are not applicable.